EXHIBIT 12.1

	HISTORICAL
	(Dollars in thousands, except ratios)
	12/31/1999	12/31/2000	12/31/2001	12/31/2002	12/31/2003	09/30/2004
Earnings as Defined in Regulation S-K:
Pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries	$3,781	$36,606	$(26,175)	$(37,986)	$8,699	$11,412
Fixed charges	7,152	374	34,041	44,807	47,503	34,359
Interest capitalized	(1,845)	—	(250)	(810)	(685)	(236)
Preference security dividend requirements of consolidated subsidiaries	—	—	(2,226)	(3,184)	(2,970)	(1,247)

Earnings	$9,088	$36,980	$5,390	$2,827	$52,547	$44,288
Fixed Charges as Defined in Regulation S-K:
Interest expensed and capitalized	$6,632	$374	$29,679	$38,672	$41,470	$30,893
Amortized premiums, discounts and capitalized expenses related to indebtedness	520	—	2,136	2,951	3,063	2,219
Preference security dividend requirements of consolidated subsidiaries	—	—	2,226	3,184	2,970	1,247

Total Fixed Charges	$7,152	$374	$34,041	$44,807	$47,503	$34,359
Ratio of Earnings to Fixed Charges	1.27	98.88	0.16	0.06	1.11	1.29

Deficiency	—	—	28,651	41,980	—	—